April 4, 2016

VIA EDGAR

CONFIDENTIAL

Mr. Rufus Decker, Accounting Branch Chief Ms. Linda Cvrkel Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	China Xiniya Fashion Limited
Form 20-F for Fiscal Year Ended December 31, 2014 Filed April 28, 2015 Response dated March 10, 2016 File No. 1-34958

Dear Mr. Decker and Ms. Cvrkel:

China Xiniya Fashion Limited (the "Company") thanks the staff of the Securities and Exchange Commission (the "Staff") for its letter dated March 10, 2016 and its review of and comments on the Company's annual report on Form 20-F filed on April 28, 2015 (the "2014 Annual Report").

The Company's responses to the Staff's comments are set forth below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff's comment letter, which have been retyped herein in bold for your ease of reference, and the page numbers referenced by the Company's responses relate to the 2014 Annual Report. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the 2014 Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

Note 12. Inventories, page F-19

1.

We note your response to comment 1. Please explain in greater detail how you determined the amounts of the adjustments to revenue and cost of sales reflected in the table included on page 2 of your response. Also, please provide us with the various components of the adjustments to revenue and cost of sales including the separate amounts related to: (a) the repurchase of inventory, (b) its subsequent resale and (c) the constructive obligation to reacquire inventory from other distributors. If both revenue and cost of sales have not been adjusted for the constructive obligation to reacquire inventory from other distributors, please also revise your adjustments as appropriate. Please clarify how value added taxes were factored into the adjustments made.

April 4, 2016
Page 2

The Company respectfully advises the Staff the following:

The following provides detail as to the proposed revisions to revenue and cost of sales:

	RMB Expressed in Thousands
Revenue, as previously reported	813,084
Reclassify repurchased inventory as reduction in revenue	(252,414)	(a)
Reclassify sales of repurchased inventory	68,499	(b)
Reclassify constructive obligation for the inventory to be repurchased	(249,000)	(c)
Revenue, as revised	380,169

Cost of sales, as previously reported	(590,189)
Reclassify repurchased inventory as reduction in cost of sales	114,348	(a)
Reclassify cost of sales of repurchased inventory	(68,499)	(b)
Reclassify inventory to be repurchased under constructive obligation	112,800	(c)
Cost of sales, as revised	(431,540)

Loss on inventory buyback, as previously reported	(274,266)
Reclassify repurchased inventory as reduction in revenue	252,414	(a)
Reclassify repurchased inventory as reduction in cost of sales	(114,348)	(a)
Reclassify sales of repurchased inventory	(68,499)	(b)
Reclassify cost of sales of repurchased inventory	68,499	(b)
Reclassify constructive obligation for the inventory to be repurchased	249,000	(c)
Reclassify inventory to be repurchased under constructive obligation	(112,800)	(c)
Loss on inventory buyback, as revised	-

(a)

The repurchase of inventory – The inventory repurchased in 2014 for RMB252.4 million was written down by RMB138.1 million to its net realizable value of RMB114.3 million (comprised of RMB68.5 million sold in 2014 and RMB45.8 million sold in January 2015). This net realizable value was reclassified above from loss on inventory buyback to cost of sales. The inventory repurchased was reclassified above from loss on inventory buyback to revenue.

(b)

The subsequent resale – In 2014, the Company sold part of the repurchased inventory (which was adjusted to its net realizable value) for RMB68.5 million. The sale of this repurchased inventory was reclassified from loss on inventory buyback to revenue, and the cost of this inventory was reclassified from loss on inventory buyback to cost of sales. The remaining repurchased inventory was sold at its net realizable value of RMB45.8 million in January 2015.

(c)

The constructive obligation to reacquire inventory from other distributors – the provision for liability of RMB136.2 million at December 31, 2015, represented the estimated repurchase price of inventory from other distributors of RMB249.0 million, less the estimated net realizable value of such inventory to be repurchased of RMB112.8 million. RMB249.0 million and RMB112.8 million were reclassified from loss on inventory buyback to revenue and cost of sales, respectively.

For the repurchase of inventory from certain distributors, input value added tax ("input VAT") was paid to the distributors. Value added tax ("VAT") is a multi-stage consumption tax on goods and services. VAT is levied on the supply of goods and services at each stage of the supply chain from the supplier to the retail stage of the distribution. Even though VAT is imposed at each level of the supply chain, the input VAT paid does not become part of the cost of the product because VAT paid is claimable. The input VAT is used as a credit against the output VAT levied on selling goods. In regards to the transactions outlined above, the input VAT was debited against output VAT in the balance sheet and represents either a net VAT payable or claimable (receivable) from the State Administration of Taxation of China. Hence, the input VAT does not affect the reclassification entries outlined above.

* * *

April 4, 2016
Page 3

If you have any questions regarding this submission, please contact our compliance counsel, Mr. Alan Seem of Shearman & Sterling LLP, at +1-650-838-3753 or aseem@shearman.com or contact me at ngcheejiong@xiniya.com.

Very truly yours,

By:	/s/ Chee Jiong Ng
Chee Jiong Ng
Chief Financial Officer

Enclosures

cc:	Qiming Xu, Chairman and Chief Executive Officer, China Xiniya Fashion Limited
Alan Seem, Shearman & Sterling LLP